UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

A T Funds Investment Trust

(Name of Subject Company (Issuer))

A T Funds Investment Trust

(Name of Filing Person (Offeror))

Common Shares

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Alexander L. Popof

c/o A T Fund of Funds

300 Pacific Coast Highway, Suite 305

Huntington Beach, California 92648

(714) 969-0521

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Mitchell E. Nichter, Esq.

Paul, Hastings, Janofsky & Walker LLP

55 Second Street, 24th Floor

San Francisco, CA 94105-3441

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,000,000 (a)	$107.00 (b)

(a)	Calculated as the estimated aggregate maximum purchase price for the Issuer’s outstanding common shares based on the offer to purchase shares with a total net asset value of up to $1,000,000 as of March 31, 2006.
(b)	Calculated at $107 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107.00	Filing Party: A T Funds Investment Trust
Form or Registration No.: Schedule TO, Registration No. 005-80989	Date Filed: December 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 20, 2005 by A T Fund of Funds (the “Fund”), the sole series of A T Funds Investment Trust, a Delaware statutory trust, (the “Trust’) in connection with an offer (the “Offer”) by the Trust to purchase up to $1,000,000 of common shares in the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as exhibits to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 P.M., Eastern time, on January 20, 2006.

2.	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2007

A T FUNDS INVESTMENT TRUST, for and on behalf of its series A T FUND OF FUNDS

By:	/s/ ALEXANDER L. POPOF
Name:	Alexander L. Popof
Title:	Chief Financial Officer

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